UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tapinator, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876037 102

(CUSIP Number)

Ilya Nikolayev

c/o Tapinator, Inc.

110 West 40th Street, Suite 1902

New York, New York 10018

(480) 659-4907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876037 102	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ilya Nikolayev
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 12,012,766
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,012,766
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,012,766
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 876037 102	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Tapinator, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 1902, New York, New York 10018.

Item 2.	Identity and Background.

(a) This statement is being filed by Ilya Nikolayev (the “Reporting Person”).

(b) The principal address of the Reporting Person is c/o Tapinator, Inc., 110 West 40th Street, Suite 1902, New York, New York 10018.

(c) The Reporting Person is the Chief Executive and member of the Board of Directors of the Issuer. The Issuer’s principal business is mobile games and applications.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

On June 16, 2014, the Reporting Person exchanged all of his membership interests of Tapinator LLC, a New York limited liability company (“Tapinator New York”), for 11,055,660 shares of Common Stock, currently held. The Issuer acquired Tapinator New York on July 16, 2014. The Reporting Person also acquired 332,106 shares of Common Stock currently held through a series of private transactions in 2014 and 2015. The Reporting Person’s number of shares currently held also includes options to acquire 625,000 shares of Common Stock through an option grant pursuant to the Issuer’s 2015 Equity Incentive Plan. See Item 5 below for additional information.

Item 4.	Purpose of the Transaction.

Other than the acquisition of additional securities of the Issuer in the ordinary course of business, the Reporting Person does not have any plans or proposals that would result in the matters enumerated in items (a) - (j) below.

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
     (j) Any action similar to any of those enumerated above.

CUSIP No. 876037 102	13D	Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Item 11 on the corresponding cover page hereto (the “Shares”). Of the Shares, 625,000 shares represent currently exercisable options for Common Stock with an exercise price of $0.11. All percentages set forth in this statement are based on 91,459,305 shares of Common Stock outstanding as of April 30, 2018.

Additionally, the Reporting Person is entitled to options to purchase 875,000 shares of Common Stock which will continue to become exercise ratably over the next twenty-six months at an exercise price of $0.11 and (ii) 5,000,000 restricted stock units which will begin vesting on August 21, 2019 and will vest ratably in monthly installments over the next eighteen months thereafter. The Reporting Person must continue to be an employee of the Issuer as of each vesting date to be entitled to the shares underlying these grants. These shares are not included in the Shares number as they do not vest within the next sixty days from April 30, 2018.

(b) The Reporting Person has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Shares.

(c) The Reporting Person have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 876037 102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2018

By:	/s/ Ilya Nikolayev
Name: Ilya Nikolayev